Koor Industries Ltd.
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                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax: 972-3-6238425

                                                        6 May 2002


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The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007
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Fax: 02-6513940            Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 08/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. Yesterday evening, the Company has published in the United States a press release regarding the following matter:

          o    ECI Telecom Ltd.'s first quarter financial reports for the year
               2002.

     2.   Attached please find the press release.



                                               Yours Sincerely,


                                               Shlomo Heller, Adv.
                                               Legal Counsel





KOOR INDUSTRIES LTD. HOLDING ECI TELECOM ANNOUNCES FIRST QUARTER 2002 RESULTS; BALANCE SHEET CONTINUES TO IMPROVE, CASH EXCEEDS BANK OBLIGATIONS BY $53 MILLION

TEL AVIV, Israel - May 5, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that its holding ECI Telecom (NASDAQ: ECIL) has released its results for the first quarter of 2002. Koor Industries holds 30.4% of ECI Telecom.

Revenues for the first quarter of 2002 were $194.7 million compared to $252.5 million recorded in the first quarter of 2001. Revenues in the first quarter of last year include $16.0 million from Business Systems, which was sold during the 4th quarter of 2001. Gross profit was $71.7 million, or 36.8% of revenues, compared to pro forma gross profit of $63.2 million, or 25.0% of revenues in the first quarter of 2001. The pro forma operating loss for the first quarter of 2002 was ($4.0 million) compared to a pro forma operating loss of ($48.5 million) in the same period a year ago. The pro forma net loss for the first quarter of 2002 was ($8.0 million), or ($0.08) per diluted share compared to a pro forma net loss of ($42.0 million), or ($0.45) per diluted share for the same period last year.

During the first quarter of 2002, the Company recorded 2 one-time items: a capital gain from the sale of a portion of the Company's ECtel shares of $11.6 million ($9 million after tax) included in "Other income (expenses), net," and a write-off of goodwill of $53 million as a result of the initial application of FASB 142 and 144, mainly associated with InnoWave, recorded in "Impairment of assets," and "Cumulative effect of accounting change, net." In the first quarter of 2001, the Company recorded one-time items totaling $214.4 million consisting principally of an inventory write-off, a charge for impairment of assets and other items.

Including the above items, the first quarter 2002 net loss, according to GAAP, was ($52.1 million), or ($0.52) per diluted share compared to a net loss ($256.4 million), or ($2.77) per diluted share for the same period last year.

During the quarter, ECI continued to improve its balance sheet. The Company had an inflow of cash of $140 million, consisting of $66 million net cash flow from operations, $4 million from other sources, a $50 million investment from outside investors, and $20 million in net proceeds from the sale of a portion of the Company's holdings in ECtel. As a result of the significant increase in cash, the Company completed the early repayment of $50 million of bank debt. These developments are reflected in the cash and short term investments balance of $323 million compared to $233 million on December 31, 2001, and in loans from banks. As of the end of the quarter, cash and short term investments exceeded bank debt by $53 million, compared to a negative position of $87 million at the end of 2001 and a negative $110 million on March 31, 2001. During the quarter, inventories declined by $32 million and receivables by $33 million.

About ECI Telecom ECI is a provider of advanced, telecommunications solutions.
Focused mainly on the metropolitan optical and access markets, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to their customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

About Koor Industries
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom and Telrad Networks; in agrochemicals through MA Industries; and in defense electronics through the Elisra Group. Koor Industries, through Koor Corporate Venture Capital invests in early stage high growth Israeli companies in the areas of telecommunication and wireless technologies, semiconductors, enterprise software and life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai
Senior Vice President and CFO, Koor Industries Ltd.
Tel.     +9723 6238 310
Fax. +9723 6238 313 www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.